Mail Stop 3561

October 17, 2008

Corporation Service Company
2711 Centerville Road
Suite 400
Wilmington, DE 19808
Attention: Ian Warwick,
        Chairman and Chief Executive Officer of
        Aftersoft Group, Inc.

       Re: Aftersoft Group, Inc.
              Amendment No. 6 to Registration Statement on
              Form S-1
              Filed October 6, 2008
              File No. 333-140758

Dear Mr. Warwick:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have added to this registration statement the resale of common stock underlying warrants issued to Mr. McKenna in August and November 2007. We also note that the common stock was issued to Mr. Blumenthal in June 2007. This registration statement was initially filed in February 2007. Therefore, it does not appear that the private placement to either Mr. McKenna or Mr. Blumenthal were completed private placements at the time the initial registration statement was filed. If the private placement was not completed at the time the initial registration statement was filed, then the resale may not be registered at this time. Please advise or revise.

Prospectus Summary, page 1

2.   Please remove the reference to "SEC approval of the transaction" from pages 1 and 29. We remind you of the legend required by Item 501(b)(7) of Regulation S-K that the SEC has not approved or disapproved of these securities and "any representation to the contrary is a criminal offense."

Risk Factors, page 7

3.   We reissue comment three from our letter dated August 18, 2008. Revise the risk factor discussing the delinquency of your parent in its reporting requirements to discuss the risk to the company and its shareholders. Revise similar disclosure throughout the prospectus to also discuss the risk. Also, clearly discuss the common management of ADNW and Aftersoft, in the risk factor section.

Use of Proceeds, page 13

4.   We note your statement: "Further, while the Company has issued and is registering . . . common stock purchase warrants to purchase an aggregate of up to 3,437,500 shares of common stock to another Additional Selling Shareholder . . ." It appears that you are registering the resale of the common stock underlying the warrants, not the warrants. Please revise accordingly.

Summary Compensation Table for Fiscal Year 2008 and 2007, page 61

5.   We partially reissue comment six in our letter dated August 18, 2008. Please revise footnote three to disclose all assumptions made in the valuation of the stock award by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. We direct your attention to the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

＊ ＊ ＊ ＊ ＊

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Ian Warwick
Aftersoft Group, Inc.
October 17, 2008
Page 4

You may contact Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Healthcare Services

cc: David Danovitch, Esq.
        Kristin Angelino, Esq.
        Jaclyn Amsel, Esq.